Exhibit 12.6
Central Illinois Light Company Computation Of Ratio Of Earnings To Fixed Charges And Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2000	2001	2002	2003	2004

Net Income	$47,777	$14,638	$50,128	$44,883	$32,384
Add- Extraordinary items net of tax	-	-	-	(24,080)	-
Net income from continuing operations	47,777	14,638	50,128	20,803	32,384

Taxes based on income	26,227	7,789	26,472	11,905	5,450

Net income before income taxes	74,004	22,427	76,600	32,708	37,834

Add- fixed charges:
Interest on long term debt	17,516	17,678	19,006	14,279	9,698
Other interest	10,024	10,333	8,190	2,079	5,481
Rentals	1,480	857	1,619	1,468	395
Amortization of net debt premium, discount,
expenses and losses	423	414	544	708	611

Total fixed charges	29,443	29,282	29,359	18,534	16,185

Earnings available for fixed charges	$103,447	$51,709	$105,959	$51,242	$54,019

Ratio of earnings to fixed charges	3.51	1.76	3.60	2.76	3.33

Earnings required for preferred dividends:
Preferred stock dividends	2,977	2,159	2,159	2,127	2,062
Adjustment to pre-tax basis	1,634	1,149	1,140	1,217	346
	4,611	3,308	3,299	3,344	2,408

Fixed charges plus preferred stock dividend
requirements	$34,054	$32,590	$32,658	$21,878	$18,593

Ratio of earnings to fixed charges plus
preferred stock dividend requirements	3.03	1.58	3.24	2.34	2.90